FORM
6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a–16 OR 15d–16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of
 November 2023
Commission File Number:
001-
38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

71 Robinson Road
#04-03
Singapore 068895
and
38
th
Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.
Form 20-F  ☒            Form
40-F  ☐

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
Form 6–K

Signature	3

Exhibit 99.1

Exhibit 99.2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer
Date: November 30, 2023

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Unaudited Condensed Consolidated Financial Statements of Studio City International Holdings Limited for the Nine Months Ended September 30, 2023 and 2022

Exhibit 99.2	Management’s discussion and analysis and financial data for prior periods

101.INS	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)